SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of December 13 2002

                         Commission file number: 0-30924


                                   MARCONI PLC

             (Exact name of Registrant as specified in its Charter)


                                One Bruton Street
                                 London W1J 6AQ
                                     England
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



                          MARCONI'S SOFTSWITCH ENABLES

                    JERSEY TELECOM'S NEW VOIP SERVICE LAUNCH

            Jersey Telecom becomes first European operator to deploy

        Marconi's carrier-class 'Voice over Internet Protocol' solution

London - 13 December 2002 - Jersey Telecom is to roll out a suite of commercial and residential broadband services based on Marconi's (MONI) SoftSwitch platform. The telecommunication network operator is Marconi's first customer in Europe for its SoftSwitch-based Voice over Internet Protocol (VoIP) solution. The operator intends to announce its new broadband services based on the platform in January 2003.

Marconi's SoftSwitch is a carrier-class, next-generation, VoIP solution enabling the convergence of voice and data services onto a single packet network. The adoption of the Marconi SoftSwitch will enable Jersey Telecom to introduce broadband voice and multimedia services across all modern communications terminals, such as Plain Old Telephones (POTs), TV set-top boxes, personal computers and personal data assistants (PDAs).

"We selected the Marconi SoftSwitch XCD5000 as we believe that it is the only carrier class solution of its kind that can provide profitable revenues from Digital Subscriber Line (xDSL) services over a single, converged network," says Jerry Rabaste, director of strategic planning at Jersey Telecom. "It will provide us with both new revenue streams and cost savings as it will allow us to combine traditional telephony with the latest broadband multimedia and high-speed data services across a single packet-based network."

"Marconi has extensive experience in both voice and data networking. This has been consolidated to produce SoftSwitch, a truly carrier-class VoIP solution," said Martin Harriman, chief marketing officer at Marconi. "At present, our SoftSwitch is on trial with a number of leading operators throughout Europe of which Jersey Telecom is the first to complete. We believe that it is the platform that will enable operators to combat customer churn by allowing multiple services to be delivered over a single, converged network."

ENDS/...


About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.


The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.


Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.



Contacts

Joe Kelly/David Beck

Public Relations

Marconi PLC

+44 (0) 207 306 1771

joe.kelly@marconi.com


Heather Green

Investor Relations

Marconi PLC

+44 (0) 207 306 1735

heather.green@marconi.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Secretary

Date: 13 December 2002